Exhibit 99.1

CONSENT OF MICHAEL DUFRESNE

The undersigned hereby consents to the references to, and the information derived from, the technical report entitled “Technical Report and Mineral Resource Estimate for the Lewis Project, Ladner County, Nevada, USA”, and to the references, as applicable, to the undersigned’s name included in or incorporated by reference in the Registration Statement on Form F-10 (File No. 333-225539) of Gold Standard Ventures Corp.

/s/ Michael Dufresne
Michael Dufresne

Dated: August 14, 2020